EXHIBIT(a)(5)(1)

FOR IMMEDIATE RELEASE

INVITROGEN ANNOUNCES EXPIRATION OF ITS
CASH TENDER OFFER FOR BIORELIANCE CORPORATION

Carlsbad, California, Feb. 6, 2004 - Invitrogen Corporation (Nasdaq: IVGN) announced today the results of the offer by its wholly-owned subsidiary, Baseball Acquisition Corporation, to purchase all of the outstanding shares of BioReliance Corporation (Nasdaq: BREL) for $48.00 per share in cash. The offer expired at 11:59 p.m., New York City time, on Thursday, Feb. 5, 2004.

According to American Stock Transfer & Trust Company, the depositary for the offer, as of the expiration of the offer, 8,058,859 BioReliance shares were validly tendered in the offer and not withdrawn, out of approximately 8,433,179 shares then outstanding, or approximately 95.57 percent of all outstanding shares of BioReliance.

Invitrogen announced that Baseball Acquisition Corporation has accepted for purchase all of the BioReliance shares validly tendered in the offer. Payment for the validly tendered shares will be made promptly.

Since Baseball Acquisition Corporation has acquired more than 90% of the outstanding shares of BioReliance, it intends to effect a “short-form” merger under Delaware law without action by any other stockholder. On the consummation of the merger, each remaining share of BioReliance’s stock will be converted into the right to receive $48.00 in cash, and BioReliance will become a wholly-owned subsidiary of Invitrogen.

Any questions with regard to the offer may be directed to Lawrence Dennedy of MacKenzie Partners, Inc., the information agent for the offer, at 212-929-5239.

About Invitrogen

Invitrogen Corporation (Nasdaq: IVGN) provides products and services that support academic and government research institutions and pharmaceutical and biotech companies worldwide in their efforts to improve the human condition. The company provides essential life science technologies for disease research, drug discovery, and commercial bioproduction. Invitrogen’s own research and development efforts are focused on breakthrough innovation in all major areas of biological discovery including functional genomics, proteomics, bio-informatics and cell biology — placing Invitrogen’s products in nearly every major laboratory in the world. Founded in 1987, Invitrogen is headquartered in Carlsbad, California and conducts business in more than 70 countries around the world. The company globally employs approximately 3,000 scientists and other professionals. For more information about Invitrogen, visit the company’s web site at www.invitrogen.com.